PROSPECTUS                                                      FINAL PROSPECTUS
                                                      PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-43791
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                            DIGITAL BIOMETRICS, INC.

                        3,771,429 SHARES OF COMMON STOCK
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            This Prospectus relates to the sale of up to 3,771,429 shares of
Common Stock (the "Shares"), par value $.01 per share (the "Common Stock"), of Digital Biometrics, Inc. (the "Company") that may be offered for sale for the account of certain persons as stated herein under the heading "Principal and Selling Stockholders (the "Selling Shareholders"). The Shares being offered by the Selling Stockholders hereunder are (i) shares issuable upon conversion of the Company's 8% Convertible Subordinated Debentures, due December 1, 2000, and interest thereon, and (ii) shares issuable upon the exercise of certain Common Stock purchase warrants. No period of time has been fixed within which the Shares covered by this Prospectus may be offered or sold.

            The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "DBII." On June 4, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market System was $2.56 per share.

            The Selling Stockholders have advised the Company that sales of the Shares by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; (f) short sales; and (g) a combination of any such methods of sale. Sales may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Common Stock for whom such broker-dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act"), to describe any material arrangements for the sales of the Shares when such arrangements are entered into by any of the Selling Stockholders and any other broker-dealers that participate in the sale of the Shares.

            The Selling Stockholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by them on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any broker-dealer or other person and any Selling Stockholder.

            The Company will not receive any part of the proceeds of any sales of Shares pursuant to this Prospectus. Pursuant to the terms of registration rights granted to the Selling Stockholders, the Company will pay all the expenses of registering the Shares, except for selling expenses incurred by the Selling Stockholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Stockholders. In addition, such registration rights provide for certain other usual and customary terms, including indemnification by the Company of the Selling Stockholders against certain liabilities arising under the Securities Act. See "Plan of Distribution."

   THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF
                                THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is June 5, 1998

                                TABLE OF CONTENTS


Available Information..........................................................3

Incorporation of Certain Documents by Reference................................3

Prospectus Summary.............................................................5

Risk Factors...................................................................6

Use of Proceeds...............................................................11

Principal and Selling Stockholders............................................12

Plan of Distribution..........................................................14

Legal Matters.................................................................15

Experts.......................................................................16

                              AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is quoted on the Nasdaq National Market System. Reports, proxy and information statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

            The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents previously filed by the Company (File No. 0-18856) with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

            (a) The Company's Annual Report on Form 10-K for the year ended September 30, 1997, filed on December 23, 1997, as amended by Form 10-K/A on March 23, 1998.

            (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997, filed on February 13, 1998.

            (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, filed on May 14, 1998.

            (d) The Company's Definitive Schedule 14A (Proxy Statement), filed on February 24, 1998, relating to the Company's Annual Meeting of Stockholders held on April 8, 1998.

            (e) The description of the Company's common stock contained in its Registration Statement on Form S-1 (File No. 333-43791), filed on January 7, 1998, and as amended by Pre-Effective Amendment No. 1, filed on January 13, 1998, and Post-Effective Amendment No. 1, filed on February 19, 1998.

            All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

            Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this

Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at 5600 Rowland Road, Minnetonka, Minnesota 55343, Attention: Chief Financial Officer. Telephone requests may be directed to the office of the Chief Financial Officer of the Company at (612) 932-0888.

                               PROSPECTUS SUMMARY

            THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING OR INCORPORATED BY REFERENCE ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE OR CONTRIBUTE TO SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," ELSEWHERE IN THIS PROSPECTUS AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 1997.

                                   THE COMPANY

            Digital Biometrics, Inc. develops, manufactures, markets and integrates computer-based products and services for the identification of individuals. The Company is a leading vendor of products employing "biometric" technology, the science of identifying individuals by measuring distinguishing biological characteristics. The Company's principal product is the TENPRINTER(R) system for "live-scan" fingerprint capture used mainly in law-enforcement applications. The TENPRINTER is a computer-based system with patented high-resolution optics which captures, digitizes, prints and transmits forensic-grade fingerprint images.

            The Company also offers high-resolution single-fingerprint capture products for commercial and governmental identification applications. To capitalize on opportunities outside of its traditional law enforcement market, the Company recently established a systems integration services business focused on civil and commercial markets.

            The Company has also developed a prototype player tracking system for the gaming industry called TRAK-21(TM). On March 16, 1998, the Company signed a definitive agreement with Grand Casinos, Inc. forming a new joint venture company to further develop, test and market the TRAK-21 automated player tracking system. Deployment of a system based on TRAK-21 technology in a Grand Casino property is anticipated in fiscal 1998. The Company's initial membership interest in the joint venture is 51%.

            During fiscal 1997, virtually all of the Company's revenues were derived from sales of TENPRINTER systems and related maintenance fees. Approximately 89% of customer accounts receivable at September 30, 1997 were from government agencies, of which 39% was from a single customer. For the last three fiscal years, sales to three customers in 1997 accounted for 43% of revenues, sales to two customers in 1996 accounted for 30%, and sales to two customers in 1995 accounted for 52%. Export sales were 5%, 15% and 21% of total revenues, for the years ended September 30, 1997, 1996 and 1995, respectively.

            The Company's strategy is to continue to market TENPRINTER systems to law enforcement agencies, but also to expand the Company's product and services offerings as well as its served markets. The law enforcement market for live-scan biometric products is well established. The Company believes, however, that there is increasing interest from other governmental and commercial markets in using biometric identification technologies and products to improve security and to assure proper access. The Company intends to aggressively pursue these emerging opportunities, as well as opportunities in the Systems integration business.

            The Company was organized in 1985 as a Minnesota corporation under the name C.F.A. Technologies, Inc., was reincorporated in Delaware in 1986 and changed its name to Digital Biometrics, Inc. in 1990. The Company's offices and facilities are located at 5600 Rowland Road, Minnetonka, Minnesota 55343, and its telephone number is (612) 932-0888.

--------------------
TENPRINTER(R), SQUID(R) and the Company's mechanical hand logo have been registered as trademarks with the U.S. Patent and Trademark Office. The Company has applied for registration of the TRAK-21(TM) trademark. In addition, FC-5(TM), FC-6(TM), FC-7(TM), FC-11(TM), FC-21(TM) and FC-22(TM) are trademarks of the Company.

                                  RISK FACTORS

            AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

            INFORMATION CONTAINED IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF THE FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF.

CONTINUING LOSSES AND GENERAL BUSINESS RISKS

            The Company has incurred net operating losses in each quarter since inception. As of September 30, 1997, the Company had an accumulated deficit of $35.3 million. The Company incurred a net loss of $6.3 million for the fiscal year ended September 30, 1997, a net loss of $2.9 million for the six months ended March 31, 1998, and anticipates that it will continue to incur net losses on an annual basis, at least through fiscal 1998. Future operating results will depend on many factors, including, among others, demand for and acceptance of the Company's products and services, including ongoing acceptance of maintenance and other services purchased by existing customers, the ability of the Company to control costs, the ability of the Company to develop, market and deploy new products and services and to build profitable revenue streams around those new offerings, the ability of the Company to manage the concentration of accounts receivable and other credit risks in large customers, the ability of the Company to create and maintain satisfactory distribution and operations relationships with AFIS vendors, the Company's success in attracting and retaining key personnel, the availability of funding where customer procurements are dependent on state or federal government grants and general tax funding, the timely and cost-effective availability of product components, and the ability of the Company to successfully integrate technologies and businesses it may acquire in the future. In addition, markets for the Company's products and services are characterized by significant and increasing competition, and the Company's financial results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products, and price reductions by such competitors to gain or retain market share. There can be no assurance that the Company's revenues will grow in future periods or, if they do grow, that the Company will ever become profitable or generate positive cash flow.

WORKING CAPITAL AND LIQUIDITY

            Due primarily to continuing operating losses, the Company has not achieved positive cash flow. The Company has been and continues to be reliant on outside capital to sustain its operations. Although the Company believes that cash and cash equivalents, accounts receivable and working capital provided from operations, together with available financing sources, are sufficient to meet current and foreseeable operating requirements, including the investment required to capitalize on new business opportunities, such belief is subject to a number of contingencies beyond the Company's control. Risks related to the Company's ability to maintain adequate working capital and liquidity include, among others, the continued availability of bank credit after the expiration of the Company's current accounts receivable line of credit in May 1998, renewal of which is expected, but cannot be assured, the availability of future tranches of capital under the terms of the Company's 8% Convertible Subordinated Debenture Purchase Agreement entered into in December 1997, and the Company's ability to satisfy contract requirements to insure payment by customers of accounts receivable at such times and in such amounts as to enable the Company to meet its payment obligations. The Company has previously experienced problems from time to time in satisfying customer contract requirements and other negotiated commitments, particularly with respect to contracts which involve the delivery of new products or systems. These problems have resulted in substantial increased costs associated with the installation and service of such systems. There can be no assurance that additional financing will be available if required, or that if additional financing is available, that it will be on terms that are acceptable or favorable to the Company.

LOCAL GOVERNMENTAL CREDIT CONSIDERATIONS

            The Company extends substantial credit to state and local governments in connection with sales of products to law enforcement agencies. Approximately 89% and 70% of customer accounts receivable at September 30, 1997 and 1996, respectively, were from government agencies, of which 39% and 40%, respectively, were from a single customer. Sales to three customers in fiscal 1997 accounted for 43% of revenues; sales to two customers in fiscal 1996 accounted for 30% of revenues; and sales to two customers in fiscal 1995 accounted for 52% of revenues. Sales to sizeable customers requiring large and sophisticated networks of TENPRINTER systems and peripheral equipment often include technical requirements which may not be fully known at the time of order. In addition, contracts may specify performance criteria which must be satisfied before the customer accepts products or services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable and not fully understood at the time of acceptance of the order by the Company, and may involve investment of additional Company resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively impact profit margins and the Company's liquidity.

LAW ENFORCEMENT MARKET CHARACTERISTICS RESULTING IN IRREGULAR REVENUE CYCLES

            The Company's performance in any one reporting period is not necessarily indicative of sales trends or future performance. Law enforcement agencies are subject to political and budgetary constraints and the nature of the law enforcement market and government procurement processes are expected to continue to result in irregular and unpredictable revenue cycles for the Company. In many instances, customer procurements are dependent on the continued availability of state or federal government grants and general tax funding. The Company's ability to become profitable will depend on its ability to continually find new customers for its products, to maintain its existing customer base in an increasingly competitive market, and to enter new markets with new products and services.

PUBLIC CONTRACT CONSIDERATIONS

            Currently, the Company's live-scan products are marketed primarily to law enforcement agencies. The Company markets directly or on an OEM basis to customers who supply products to law enforcement agencies. Sales to law enforcement agencies are dependent on the availability of funding for equipment purchases, the timing of agency budget and purchasing cycles and political constraints. As public agencies, prospective purchasers are also subject to public contract requirements which vary from jurisdiction to jurisdiction. Future sales to law enforcement agencies will depend on the Company's ability to meet public contract requirements, certain of which may be onerous or even impossible for the Company to satisfy. In addition, public contracts frequently are awarded only after formal competitive bidding processes, which have been and may continue to be protracted. There can be no assurance that the Company will be awarded any of the contracts for which its products are bid or, if awarded, that substantial delays or cancellations of purchases will not result from protests initiated by losing bidders. Public contracts may contain provisions that permit cancellation in the event that funds are unavailable to the public agency.

GOVERNMENT STANDARDS AND REQUIREMENTS

            Certain of the Company's products are required to meet standards such as image resolution and image quality as determined by either state and federal government agencies or other standard setting authorities. These standards have been subject to change and the Company cannot predict standards that may be imposed on its products in the future. Failure to meet current or future standards may adversely affect the business operations of the Company as sales to government agencies are dependent on compliance with government requirements.

NEED TO UPGRADE PRODUCTS AND DEVELOP NEW TECHNOLOGIES

            The ability of the Company to compete successfully in the biometrics market will depend, in part, upon its ability to continually advance its technology and to develop and market new products and services. Continued participation by the Company in the law enforcement market for live-scan systems requires the investment of Company resources in continuous upgrading of the Company's products and technology sufficient for the Company to compete and meet regulatory and statutory standards. There can be no assurance that such resources will be available to the Company or that the pace of product and technology development established by management will be adequate to meet the competitive requirements of the marketplace.

GAMING MARKET ENTRY RISKS

            On March 16, 1998, the Company signed a definitive agreement with Grand Casinos, Inc. forming a new joint venture company to further develop, test and market the TRAK-21 automated player tracking system. Deployment of a system based on TRAK-21 technology in a Grand Casino property is anticipated in fiscal 1998. The Company's initial membership interest in the joint venture is 51%. The joint venture is susceptible to the normal business risks customary to a start-up operation. In particular, although prototype models of TRAK-21 have been successfully demonstrated, there can be no assurance that this technology will operate as required in live casino environments or that products based on TRAK-21 technology will be accepted by customers. In addition, it has not been determined whether or not the TRAK-21 system will be able to compete, on the basis of price and performance, with player tracking systems of competitors whose systems have been marketed for longer periods of time. There can be no assurance, therefore, that the joint venture will be profitable to the Company.

SYSTEMS INTEGRATION AND NEW PRODUCT OPPORTUNITIES

            The Company has recently established a systems integration division designated as its Integrated Information Solutions Division ("IIS"). This is a startup operation with the normal risks attendant to the establishment of a new business. The ability of this new enterprise to ultimately generate revenues and profits is as yet undetermined. The Company believes it must invest significant resources to attract key employees, build a technical infrastructure and market the capabilities of the division to prospective customers prior to attracting any significant base of customers. It cannot be known whether sufficient profits will ultimately be generated to provide a return on this investment. While the Company believes that it has identified areas of market opportunity not well served by current participants, competition can be expected to increase and such potential competitors may have greater financial, technical, marketing and other resources than the Company.

            There can be no assurance that the Company will be able to attract and retain systems integration personnel necessary for the success of IIS, which depends significantly upon the efforts and performance of its personnel.

YEAR 2000 IMPACT ON COMPUTER SYSTEMS

            Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in approximately two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements.

            In June 1996, the Company began converting its computer systems enabling proper processing of transactions in the Year 2000 and beyond. The operating system vendor has made software upgrades available to make its software compatible with Year 2000. The Company will also test its application software to ensure compatibility with Year 2000. The Company presently believes that, with modifications to existing software and conversions to new software, Year 2000 compatibility will not pose significant operational problems for the Company's computer systems as so modified and converted, although there can be no assurance that unforeseen difficulties or costs will not arise.

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY

            The Company is dependent on proprietary technology. The Company currently relies upon a combination of patents, copyrights, trademarks and trade secrets to establish and protect its proprietary rights in its products. The Company maintains as proprietary the portions of the technology incorporated in its products. A number of United States patents have been issued to the Company and additional United States patent applications are pending which cover various aspects of the TENPRINTER system and SQUID system technologies. Although additional features of the Company's products may be patentable, the Company has chosen to preserve these features as trade secrets rather than applying for patent protection. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. No assurance can be given that any patents currently held or issued to the Company in the future will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages. Further, patents may be issued in the future to other companies covering features incorporated into the TENPRINTER system or other products of the Company.

            The Company has incurred substantial costs in seeking enforcement of its patents and could incur substantial costs in defending itself against patent infringement claims by others. The Company is not aware of any patents held by others that would prohibit the use of technology current used by the Company. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing requirements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

            The Company has not been successful in enforcing its patent rights against Identix, Inc. ("Identix"), a competitor, and is appealing an adverse ruling in pending litigation.

DEPENDENCE ON SUPPLIERS

            Certain of the components included in the Company's products are obtained from a single supplier. The loss of supply from such supplier or a significant increase in price from such supplier could have a material adverse effect on the Company. In addition, the loss of a limited source supplier may result in the Company having to incur additional development costs to establish alternative sources.

PRODUCT WARRANTY

            During the third quarter of fiscal 1997, the Company added $524,000 to its reserves for product warranty obligations. The Company believes that this addition to its reserves will be adequate to address customer warranty obligations arising from past product sales. There is, however, a risk that the Company may, for unforeseen reasons, be required to repair or replace products currently installed in customer locations or reimburse customers for products that fail or are determined not to be in compliance with contractual requirements or agency rules or regulations, and that actual costs may exceed the Company's reserves.

RELIANCE ON KEY PERSONNEL

            The success of the Company depends significantly upon the efforts of its key personnel and may, in the future, depend on the ability to attract additional key personnel. The loss of the services of key employees may have a materially adverse effect on the Company's business, operating results and financial condition.

COMPETITION IN LIVE-SCAN MARKET

            The market for biometric identification devices in general, and the market for live-scan systems in particular, is characterized by significant and increasing competition. The most likely sources of additional competition are
(i) entities currently outside the live-scan systems market but otherwise involved in biometric identification systems or (ii) one or more of the companies presently manufacturing AFIS systems, which may already be developing, or which may undertake to develop, a competitive live-scan product. NEC Technologies, in particular, currently markets a live-scan product, the LS-21, which includes features and components manufactured by Identix. These competitors may have financial, technical, marketing and other resources significantly greater than those of the Company. There can be no assurance that the Company's products will be able to compete successfully with the products of its competitors. The Company's business, operating results and financial condition may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products, and price reductions by such competitors to gain or retain market share.

MARKETING AND OEM RELATIONSHIPS

            The Company has established numerous marketing and/or strategic relationships with other companies and has sold a significant amount of its product through OEM relationships. In addition, the Company is pursuing significant sales opportunities which, in large part, are dependent upon the efforts of these strategic partners. The loss of one or more of these relationships may have an adverse material effect on the business operations of the Company.

LEGAL PROCEEDINGS

            On June 1, 1995, the Company filed a complaint for patent infringement against Identix, of Sunnyvale, California, in the United States District Court for the Northern District of California. The complaint alleged that Identix willfully and deliberately infringed a Company patent and sought, among other things, an injunction prohibiting further infringement as well as unspecified monetary damages. Identix responded to the complaint alleging, among other purported defenses, non-infringement and patent invalidity. On August 27, 1996, the judge assigned to the case granted a partial summary judgment in favor of Identix, dismissing the Company's claims of patent infringement with respect to Identix's Touchprint 600 product line. A predecessor product, the Touchprint 900, received a similar ruling in favor of Identix on December 20, 1996. In January 1997, the Company filed an appeal of the court's decision of non-infringement. These appeals are decided by the Federal Circuit which is a Court of Appeals in Washington D.C. On October 8, 1997, the appeal was argued before the Court. As of the date of this Prospectus, no appellate decision has been issued. Further, a prediction of the final outcome of the appeal is not possible. In the event the Company does not prevail in this litigation, its competitive position could be adversely affected.

NO CASH DIVIDENDS

            The Company has paid no cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company presently intends to retain future earnings, if any, for use in its business.

IMPACT OF SALE OF SHARES; DILUTION DUE TO CONVERSION OF CONVERTIBLE DEBENTURES, AND EXERCISE OF OPTIONS AND WARRANTS

            As of December 31, 1997, the Company had 12,417,001 shares of Common Stock outstanding, and had warrants and options outstanding to purchase an additional 1,823,393 shares of Common Stock, a majority of which are exercisable at prices ranging from $1.5625 to $3.125 per share. In addition, on December 1, 1997 and March 11, 1998, the Company collectively sold an aggregate of $1,000,000 principal amount of 8% Convertible Subordinated Debentures due December 1, 2000 (the "Debentures"). In March 1998, $500,000 of the Debentures, plus $10,784 of accrued interest thereon were converted into an aggregate of 527,225 shares of Common Stock at an average conversion price of $.097 per share. The Company may sell up to an additional $1.5 million of the Debentures. The conversion of such debt would be related to the fair market value of the Company's Common Stock at the time of issuance or conversion of such debt. The sale of the Common Stock offered hereby and the sale of additional Common Stock which may become eligible for sale in the public market from time to time upon conversion of debt and the exercise of warrants and options may be dilutive to existing holders of Common Stock and could have the effect of depressing the market price of the Company's Common Stock.

VOLATILITY OF MARKET PRICE OF COMMON STOCK

            From September 30, 1995 to May 29, 1998, the market price of the Company's Common Stock has varied significantly from $8.125 to $1.156 per share. Fluctuations in the market price may result from many factors, including but not limited to irregularities in quarter to quarter operating results, general market conditions, significant events and industry conditions, including activities of the various government agencies and activities of the Company's competitors. Some or all of the conditions which affect the market price are beyond the control of the Company and may result in adverse changes to the price of the Common Stock.

EFFECT OF CERTAIN ANTI-TAKEOVER LAWS AND STOCKHOLDERS' RIGHTS PLAN

            Certain provisions of the Delaware General Corporation Law and the Rights Agreement between the Company and Norwest Bank Minnesota, National Association, adopted by the Company effective May 2, 1996 (the "Rights Plan"), may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. Section 203 of the Delaware General Corporation Law restricts business combinations with interested stockholders without board approval. Pursuant to the Rights Plan, the Company declared a dividend of one common share purchase right (the "Right") for each outstanding share of Common Stock. Each Right will entitle the holder thereof to purchase from the Company after the Distribution Date (as described below), a number of shares of Common Stock to be determined under the Rights Plan at an initial purchase price of $35, subject to adjustment. One additional Right is deemed delivered with each share of Common Stock subsequently issued by the Company. The Rights become exercisable on the first day after the earlier of (i) ten business days after the public announcement of the acquisition by a person or group of 15% or more of the outstanding Common Stock or (ii) ten business days after the commencement, or the first public announcement, of an intention to acquire through tender or exchange offer 15% or more of the outstanding Common Stock (the "Distribution Date"). In the event that the Company does not have sufficient authorized but unissued shares of Common Stock to permit the delivery of the required number of shares upon the exercise in full of the Rights, then each Right shall entitle the holder thereof to purchase the number of shares of Common Stock equal to a fraction determined under the Rights Plan. The Rights Plan may discourage certain types of transactions involving an actual or potential change in control of the Company which could be beneficial to the Company or its stockholders.

                                 USE OF PROCEEDS

            The Shares offered hereby will be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Principal and Selling Stockholders."

                       PRINCIPAL AND SELLING STOCKHOLDERS


            The following table sets forth, as of April 30, 1998, the number of shares of Common Stock beneficially owned by (i) each person known to be the beneficial owner of five percent or more of the Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table above, (iv) all officers and directors as a group and (v) the Selling Stockholders, and as adjusted to reflect the sale of the shares of Common Stock offered hereby. Any shares reflected in the following table which are subject to an option or a warrant are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the option or warrant holder but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person. Except as otherwise indicated, each beneficial owner has sole voting and investment power over the outstanding shares of which he has beneficial ownership.

Name of Beneficial Owner or Group                Shares Beneficially Owned(1)
-------------------------------------         ---------------------------------
                                                   Number            Percent
                                              -------------        ------------

Perkins Capital Management Inc.......            1,297,600             10.0%
  730 East Lake Street
  Wayzata, Minnesota 55391
Gordon L. Bramah.....................              895,935              6.9%
  Littlemoore House
  Eckington, Sheffield S31 9EF
  England
Bramah Limited.......................              895,435              6.9%
  Littlemoore House
  Eckington, Sheffield S31 9EF
  England
John E. Haugo........................               14,076                *
Stephen M. Slavin(2).................              114,577                *
George Latimer(3)....................               39,626                *
C. McKenzie Lewis III(4).............               71,655                *
James C. Granger(5)..................               98,320                *
John J. Metil(6).....................               36,613                *
Barry A. Fisher(7)...................               26,521                *
Roman A. Jamrogiewicz(8).............               35,037                *
Michel R. Halbouty(9)................               25,000                *
All officers and directors as a group (9 persons)  461,426              3.5%

-------------------
*           Indicates an amount less than one percent.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days. The same shares may be beneficially owned by more than one person.

(2) Includes 77,077 shares of Common Stock owned by Mr. Slavin and 37,500 shares of Common Stock that may be acquired subject to options.

(3)         Includes 32,126 shares of Common Stock beneficially owned by Mr.
            Latimer and an option for 7,500 shares of Common Stock.

(4)         Includes 23,655 shares of Common Stock beneficially owned by Mr.
            Lewis and an option and a warrant for the purchase of an aggregate of 48,000 shares of Common Stock.

(5) Includes 14,987 shares of Common Stock owned by Mr. Granger and options for the purchase of an aggregate of 83,333 shares of Common Stock.

(6) Includes 3,280 shares of Common Stock owned by Mr. Metil and an option for the purchase of 33,333 shares of Common Stock.

(7) Includes 1,521 shares of Common Stock owned by Mr. Fisher and an option for he purchase of 25,000 shares of Common Stock.

(8) Includes 1,704 shares of Common Stock owned by Mr. Jamrogiewicz and an option for the purchase of 33,333 shares of Common Stock.

(9) Includes an option for the purchase of 25,000 shares of Common Stock by Mr. Halbouty.

            The following table sets forth, as of the date hereof, the name of each Selling Stockholder, certain beneficial ownership information with respect to the Selling Stockholders, and the number of Shares that may be sold from time to time by each pursuant to this Prospectus. There can be no assurance that all of the Shares offered hereby will be sold. Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution." Shares shown below as beneficially owned are presented based upon information received from the Selling Stockholders, or from representatives of the Selling Stockholders, in connection with the preparation of the Registration Statement on Form S-3, of which this Prospectus is a part. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percentage owned by such person.

                                                                                          PERCENTAGE OF
                                                                                          OUTSTANDING
                                          SHARES                          SHARES             SHARES
                                       BENEFICIALLY                    BENEFICIALLY       BENEFICIALLY
                                          OWNED           SHARES        OWNED UPON         OWNED UPON
                                         PRIOR TO         OFFERED      COMPLETION OF     COMPLETION OF
NAME OF SELLING STOCKHOLDER              OFFERING         HEREBY       THE OFFERING       THE OFFERING
---------------------------              --------         ------       ------------       ------------
KA Investments LDC                      397,647(1)      3,174,186(2)        -0-                -0-

David B. Johnson                         46,875(3)         46,875(3)        -0-                -0-

Paul R. Kuehn                            46,875(3)         46,875(3)        -0-                -0-

Eldon C. Miller                          15,625(3)         15,625(3)        -0-                -0-

Stanley Rahm                             15,625(3)         15,625(3)        -0-                -0-


------------------
(1) Includes (i) the number of shares of Common Stock issuable upon conversion of $500,000 of the Debentures purchased in the Tranche 2 Closing, assuming conversion at the conversion price in effect on March 11, 1998 (which price will fluctuate from time to time based on changes in the market price of the Common Stock and provisions in the Debentures, for determining the conversion price) and (ii) the number of shares issuable upon exercise of warrants issued to KA in connection with the Tranche 1 and Tranche 2 Closings.

(2) Assumes that KA purchases all of the Debentures for an aggregate of $2,000,000 and converts interest thereon into Common Stock. In order to provide for (i) fluctuations in the market price of the Common Stock, (ii) provisions in the Debentures for determining the conversion price of the Debentures and (iii) shares of Common Stock which may be issued in payment of interest on the Debentures, the aggregate number of shares issuable on conversion of the Debentures exceeds the aggregate number of shares of Common Stock issuable upon conversion of the Debentures, and interest thereon at conversion price in effect on the date hereof. The number of shares in this column represents the sum of (a) 200% of the aggregate number of shares of Common Stock issuable upon conversion of $2,000,000 of the Debentures and interest thereon, assuming the Debentures were issued on March 11, 1998 and held to maturity at the conversion price on that date, and (b) 75,000 shares issuable upon exercise of warrants issued in connection with the Debentures.

(3) Assumes the full exercise of the MJK Warrant, which has been assigned to the Selling Shareholder to the extent of Shares in this column to be sold. MJK acted as the Company's placement agent in connection with the private placement of the Debentures with KA in December 1997. In connection with the private placement, the Company paid commissions to and reimbursed MJK for certain expenses, and issued the MJK Warrant to MJK. Except for the foregoing, there has been no material relationship between the Selling Stockholders and the Company or its affiliates within the past three years.

            The Company has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Stockholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

            The Selling Stockholders may, from time to time, sell all or a portion of the Shares on the Nasdaq National Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers,
(e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

            To the extent required, the amount of the Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a Prospectus Supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

            Offers on sales of the Shares have not been registered or qualified under the laws of any country, other than the United States. In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

            From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. From time to time the Selling Stockholders may pledge their Shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged shares from time to time.

            Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such securities for a period of two to nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any such other person. All of the foregoing may affect the marketability of the Shares and the brokers' and dealers' ability to engage in market-making activities with respect to such securities.

            The Company has agreed to bear all expenses of registration and distribution of the Shares being registered, which has been estimated as $54,500. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

            In accordance with the terms of the Warrants and the Registration Rights Agreement entered into with KA, the Company has agreed to indemnify the Selling Stockholders and their control persons with respect to certain liabilities in connection with the sale of the Shares pursuant to this Prospectus, including liabilities under the Securities Act and the Exchange Act. In addition, the Selling Stockholders have agreed to indemnify the Company, its directors, officers, agents and control persons against certain liabilities incurred as a result of information provided by the Selling Stockholders for use in this Prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

            The validity of the Shares will be passed upon by Briggs and Morgan, Professional Association, Minneapolis, Minnesota, counsel to the Company.

                                     EXPERTS

            The financial statements and financial statement schedule of Digital Biometrics, Inc. as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                              ---------------------

                                TABLE OF CONTENTS

                              ---------------------
                                                                            Page

Available Information........................................................ 3
Incorporation of Certain Documents
  by Reference............................................................... 3
Prospectus Summary........................................................... 5
Risk Factors................................................................. 6
Use of Proceeds..............................................................11
Principal and Selling Stockholders...........................................12
Plan of Distribution.........................................................14
Legal Matters................................................................15
Experts.......................................................................6


================================================================================



                                3,771,429 SHARES




                            DIGITAL BIOMETRICS, INC.


                                  COMMON STOCK





                              --------------------

                                   PROSPECTUS

                              --------------------





                                  June 5, 1998